United States Securities
and Exchange Commission
October 14, 2010

Incoming, Inc.
244 Fifth Avenue, V235
New York, NY 10001

October 14, 2010

United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549-3561

RE:         Incoming, Inc.
Item 4.02 Form 8-K
Filed October 5, 2010
File No. 000-53616

Ladies and Gentlemen:

We refer to Raj Rajan’s letter dated October 6, 2010 which sets forth the comments of the staff of the Securities and Exchange Commission (the “Staff”) for Incoming, Inc. (the “Company”) regarding the Form 8-K filed with the Securities and Exchange Commission on October 5, 2010 (the “Form 8-K”).  Please find our responses to the Staff’s comments below.  For your convenience, we have copied the comment in Raj Rajan’s letter immediately preceding our response thereto.

Form 8-K

1.           Please revise to provide additional details regarding the nature of the accounting error identified in your filings and the cause of this error.  Your revised disclosure should also explain the effect of the accounting error on your previously issued financial statements.  Refer to Item 4.02(a) of Form 8-K.

Response:

The Company intends to file a Form 8-K/A by Wednesday, October 20, 2010 to describe the nature and cause of the accounting errors made.  These errors related to recording various transactions as brokered sales rather than as direct sales.

United States Securities
and Exchange Commission
October 14, 2010

In response to the Staff’s request, the Company acknowledges the following:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to call me at (917) 210-1074.

Sincerely,

Incoming, Inc.

/s/ Victor AbiJaoudi II
Victor AbiJaoudi II
Chief Operating Officer and President
October 14, 2010